Filed by ITC Holdings Corp. Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed pursuant

to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: ITC Holdings Corp.

Commission File No. 001-32576

ITC / Entergy Transaction MAY 2013 UPDATE

This update is the eighth in a series of periodic newsletters designed to keep ITC employees informed and updated on the ITC/Entergy transaction.

Transaction Update — Just the Facts

As you know, Entergy Corporation and ITC Holdings Corp. are pursuing regulatory approval of an agreement under which Entergy will separate and then merge its electric transmission business into ITC in 2013. Entergy’s transmission business comprises approximately 15,400 miles of lines at voltages of 69kV and above, associated substations, and the people who operate and maintain them. Following is an overview of the transaction and upcoming hearing dates.

Why this transaction? Regulatory mandates and consumer usage patterns are vastly different and greater than when the electric grid was built. The infrastructure investments required to address these demands are expected to increase significantly over the next two decades. The situation requires new business models and more focused, expert and financially flexible utilities.

How will it work? The transaction is a Reverse Morris Trust, which avoids tax costs for customers and shareholders. The result creates two separate and independent utilities serving the region — Entergy with generation and distribution, ITC with transmission.

Who must approve it? Federal, state and local regulators must approve the transaction in order for it to proceed. ITC shareholders have approved it.

What are the benefits? The key benefits to our customers, employees and communities are strength, expertise and opportunity.

Strength: a stronger grid and stronger utilities serving our region; two balance sheets more capable of financing the infrastructure investments required in the future.

Expertise: two companies singularly focused on their core businesses.

Opportunity: a new corporate citizen establishes its regional office in Jackson, Miss.; about 750 Entergy employees become the core of its regional workforce; the new company invests its time, philanthropy and capital here; growing infrastructure investments create economic activity and job opportunities; and the new model builds on the benefits of the wholesale electricity market with a regional view.

Following are the status and hearing dates for each jurisdiction

Targeted to close in 2013, subject to approvals and closing conditions, including:

Entergy Transaction Update

Authority	Timing	Requirement	Filed	Approved
Texas PUC	Hearing held in May; final decision by 180 days from 2/19		✓
Missouri PSC	Hearing commences 6/18		✓
Louisiana PSC	Hearing commences 7/15; final decision expected in September	• Change of control of transmission assets	✓
New Orleans City Council	Hearing commences 7/23		✓
Arkansas PSC	Hearing commences 7/9		✓
Mississippi PSC	Hearing commences 8/6; final decision September		✓
FERC	Filed in September 2012, timing to act tolled to September 2013	• Change of control of transmission assets • Establish rate for new ITC subsidiaries • Authorization for operating company financings	✓
Hart-Scott-Rodino Act (DOJ / FTC)	Review period expired on January 14, 2013	• Pre-merger notification to review potential antitrust and competition issues	✓	✓
IRS Private Letter Ruling	Expected in first half of 2013	• Ruling regarding tax-free treatment of the Transaction	✓
ITC Shareholders	Special shareholder meeting held on April 16th	• Merger • Amendment to ITC Articles of Incorporation to increase the number of authorized shares • Authorization for issuance of greater than 20% of outstanding shares	✓	✓

5/29/2013

ITC Forward-Looking Information

This communication contains certain statements that describe ITC’s management’s beliefs concerning future business conditions and prospects, growth opportunities and the outlook for ITC’s business, including ITC’s business and the electric transmission industry based upon information currently available. Such statements are “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. Wherever possible, ITC has identified these forward-looking statements by words such as “anticipates”, “believes”, “intends”, “estimates”, “expects”, “projects” and similar phrases. These forward-looking statements are based upon assumptions ITC management believes are reasonable. Such forward-looking statements are subject to risks and uncertainties which could cause ITC’s actual results, performance and achievements to differ materially from those expressed in, or implied by, these statements, including, among other things, (a) the risks and uncertainties disclosed in ITC’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q filed with the SEC from time to time and (b) the following transactional factors (in addition to others described elsewhere in this document, in the prospectus included in the registration statement on Form S-4 that was filed by ITC with the SEC in connection with the proposed transactions): (i) risks inherent in the contemplated transaction, including: (A) failure to obtain regulatory approvals necessary to consummate the transaction or to obtain regulatory approvals on favorable terms; (B) the ability to obtain the required financings; (C) delays in consummating the transaction or the failure to consummate the transactions; and (D) exceeding the expected costs of the transactions; (ii) legislative and regulatory actions, and (iii) conditions of the capital markets during the periods covered by the forward-looking statements.

Because ITC’s forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond ITC’s control or are subject to change, actual results could be materially different and any or all of ITC’s forward-looking statements may turn out to be wrong. They speak only as of the date made and can be affected by assumptions ITC might make or by known or unknown risks and uncertainties. Many factors mentioned in this communication and in ITC’s annual and quarterly reports will be important in determining future results. Consequently, ITC cannot assure you that ITC’s expectations or forecasts expressed in such forward-looking statements will be achieved. Actual future results may vary materially. Except as required by law, ITC undertakes no obligation to publicly update any of ITC’s forward-looking or other statements, whether as a result of new information, future events, or otherwise.

The transaction is subject to certain conditions precedent, including regulatory approvals and the availability of financing. ITC cannot provide any assurance that the proposed transactions related thereto will be completed, nor can it give assurances as to the terms on which such transactions will be consummated.

Additional Information and Where to Find It

ITC filed a registration statement on Form S-4 (Registration No. 333-184073) with the SEC registering the offer and sale of shares of ITC common stock to be issued to Entergy shareholders in connection with the proposed transactions. This registration statement was declared effective by the SEC on February 25, 2013. ITC shareholders are urged to read the prospectus included in the ITC registration statement and any other relevant documents because they contain important information about TransCo and the proposed transactions. In addition, TransCo will file a registration statement with the SEC registering the offer and sale of TransCo common units to be issued to Entergy shareholders in connection with the proposed transactions. Entergy shareholders are urged to read the prospectus included in the ITC registration statement and the prospectus to be included in the TransCo registration statement (when available) and any other relevant documents, because they contain important information about ITC, TransCo and the proposed transactions. The registration statements, prospectuses and other documents relating to the proposed transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. The documents, when available, can also be obtained free of charge from Entergy upon written request to Entergy Corporation, Investor Relations, P.O. Box 61000, New Orleans, LA 70161 or by calling Entergy’s Investor Relations information line at 1-888-ENTERGY (368-3749), or from ITC upon written request to ITC Holdings Corp., Investor Relations, 27175 Energy Way, Novi, MI 48377 or by calling 248-946-3000.

For more information visit the Station or http://www.itc-holdings.com/itc-entergy.html